

For immediate release

XM Canada reports strong fourth quarter and fiscal 2008 results

First ever quarter of pre-marketing adjusted operating profit[1]

Second consecutive quarter of positive cash[2]

Toronto – November 6, 2008 – Canadian Satellite Radio Holdings Inc. (XM Canada) ("CSR" or the "Company") (TSX: XSR) today announced its financial results for the fourth quarter and fiscal year ended August 31, 2008.

Fiscal 2008 Highlights
Year ended August 31, 2008 versus year ended August 31, 2007
- Generated two consecutive quarters of positive cash[2]
- Increased total revenue by 86 per cent to $39.5 million
- Decreased fixed costs[3] by 22 per cent
- Reduced Pre-Marketing Adjusted Operating Profit (Loss)[1] by $17.8 million

Fourth Quarter 2008 Highlights
Three months ended August 31, 2008 versus three months ended August 31, 2007
- Achieved Pre-Marketing Adjusted Operating Profit[1] of $2.0 million
- Generated positive cash[2] of $0.5 million
- Increased total revenue by 72 per cent to $11.8 million
- Reduced fixed costs[3] by 25 per cent

"XM Canada had a very successful year capped by two consecutive quarters of positive cash and our first ever quarter of Pre-Marketing Adjusted Operating Profit," said Michael Moskowitz, President and Chief Executive Officer of XM Canada. "Revenue nearly doubled due to our strong import automotive sales, a significant improvement in automotive conversion and growth from both the retail and wireless sectors. Top line revenue growth, together with our sharp focus on maximizing the return on investment, has significantly strengthened our financial performance and cash position. We are confident we can operate our business without having to raise additional capital."

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[1] See section 2.0 entitled "Operating Definitions" found in Management's Discussion & Analysis for the quarter ended August 31, 2008 found at www.cdnsatrad.com and www.sedar.com.

[2] Calculated as the change in cash during the period less sale (purchase) of short-term investments and restricted investments, net.

[3] Fixed and marketing costs include: customer care & billing, broadcast & operations, programming & content, general & administrative, marketing support and advertising & marketing and excludes subsidies and distributions.

"It is clear that our business strategy is working and we are making great progress towards generating long-term sustainable growth and profitability," continued Moskowitz. "With our solid strategy, sound financial position, an accelerating base of more than half a million total subscribers and 130 channels of the best programming, I am confident we will continue to be Canada's premium digital audio entertainment and information company for years to come."

Automotive Partner Success
XM Canada has gained significant momentum in automotive, the key cornerstone of its business model. "We have structured our business to continue our automotive success in Canada despite the challenges facing North American auto manufacturers," said Moskowitz. "The strong growth we have seen from our strategic alignment with automotive import partners has, to date, more than offset any recent decline from North American automakers. We will continue to focus on four high return initiatives: improving conversion, increasing loyalty and retention, targeting current subscribers with multiple radios and accelerating the rate of factory installations in Canada. With the penetration rate of vehicle factory installations running significantly lower in Canada than in the U.S., we see significant opportunities for growth regardless of total vehicle sales."

2008 Automotive Highlights
• Experienced an acceleration of consumer adoption rates with more than 60 per cent of self-paying net additions coming from automotive

• Increased conversion rates of our automotive partners by close to 10 per cent on average

• Offset any decline from North American manufacturers through strategic alignment with import automakers and focus on high return initiatives

• Increased proportion of automotive self-paying subscribers from 28 per cent at the end of fiscal 2007 to 42 per cent at the end fiscal 2008

Fiscal 2008 Business Highlights
• More than quadrupled subscribers and increased revenue by 260 per cent from the wireless sector

• Announced an upgrade to TELUS mobile radio offering

• Enhanced and expanded offering to 130 channels of unique Canadian and international programming, including *ATN-Asian Radio* channel, North America's first South Asian channel, *Radio Disney, ESPN Radio, ESPNEWS, IndyCar Series Racing, PAC 10* and *Big 12* and nine NHL play-by-play channels

• Launched the XpressRC, an innovative radio with advanced split-screen technology and, earlier this week, launched the XMp3, a compact satellite radio and Mp3 player all in one with the ability to record several channels simultaneously

• Contributed $1.8 million in support of Canadian artists and cultural events across the country, including the Montreal Jazz Festival, the Vancouver Comedy Festival, and Just For Laughs in Toronto and Montreal

• Created a national award program – The Verge Music Awards – and regional Quebec-based program – La Fête de la musique de XM – to support Canadian artists with $90,000 in cash awards

Financial Performance
Twelve months ended August 31, 2008 versus twelve months ended August 31, 2007

For the years ended August 31, 2007 and August 31, 2008, revenue was $21.2 million and $39.5 million, respectively. This 86 per cent increase in revenue is directly attributable to our growing subscriber base and the increase in ARPU during the period.

Adjusted Operating Profit (Loss) for the year ended August 31, 2007 and August 31, 2008 was ($50.6 million) and ($30.7 million), respectively, an improvement of $19.9 million. Pre-Marketing Adjusted Operating Profit (Loss) improved by $17.8 million from ($22.1 million) in 2007 to ($4.3 million) in 2008.

Average Monthly Revenue Per Subscriber (ARPU) was $11.32 and $11.85 for the years ended August 31, 2007 and August 31, 2008, respectively. The growth in ARPU is attributable to a reduction in the level of discounting to attract subscribers and to the benefit realized from subscribers who transitioned to a higher basic monthly subscription price of $14.99 in prior periods. ARPU is below the basic service price due to promotions offered to new automotive self-paying subscribers, family plan subscribers and discounted multi-year plans that provide the Company with a significant working capital benefit.

Subscriber Acquisition Cost (SAC) increased from $51 for fiscal 2007 to $74 for fiscal 2008. The increase in SAC is attributable to negative margin on equipment sales and management's decision to shift expenditures from general advertising and media towards target marketing via hardware promotions at retailers. Cost Per Gross Addition (CPGA) continued to decline year-over-year from $208 to $144 as a result of lower marketing costs and higher subscriber additions.

The non-GAAP measures above should be used in addition to, but not as a substitute for, the analysis provided in the interim consolidated statement of operations and deficit.

Three months ended August 31, 2008 versus three months ended August 31, 2007

For the three months ended August 31, 2007 and August 31, 2008, revenue was $6.8 million and $11.8 million, respectively. This increase of 72 per cent, or $4.9 million, is primarily attributable to the increase in XM Canada's subscriber base and ARPU.

Adjusted Operating Profit (Loss) for the fourth quarter of 2007 was ($12.2 million) compared to ($4.1 million) for the fourth quarter of 2008, an improvement of $8.1 million.

Pre-Marketing Adjusted Operating Profit (Loss), which adds back total marketing expenses to Adjusted Operating Profit (Loss), improved by $6.3 million from ($4.3 million) in the fourth quarter of 2007 to $2.0 million for the fourth quarter of 2008. Both Adjusted Operating Profit (Loss) and Pre-Marketing Adjusted Operating Profit (Loss) are expected to improve as XM Canada's revenue and subscriber base continue to grow and fixed and marketing costs are managed efficiently.

ARPU increased from $11.33 in the fourth quarter of 2007 to $12.06 for the fourth quarter of 2008. Much of this growth is attributable to a reduction in the level of discounting to attract subscribers and to the benefit realized from subscribers who transitioned to a higher basic monthly subscription price of $14.99 in prior periods. ARPU is below the basic service price due to promotions offered to new automotive self-paying subscribers, family plan subscribers and discounted multi-year plans that provide the Company with a significant working capital benefit.

CPGA continues to decline year-over-year. CPGA was $183 for the quarter ended August 31, 2007 compared to $125 for the comparable period in 2008. CPGA declined year-over-year as a result of lower marketing costs and higher subscriber additions. XM Canada expects to be able to leverage CPGA downward as it increases gross additions through cost-efficient distribution channels.

SAC was $58 for the fourth quarter of 2007 and $59 for the fourth quarter of 2008, virtually unchanged year-over-year.

Quarterly Conference Call and Audio Webcast
CSR's management team will discuss its financial results for the fourth quarter and fiscal year ended August 31, 2008 on Thursday, November 6, 2008 at 2:30 p.m. ET. To participate by conference call, please dial 416-644-3434 or 1-866-250-4892 (toll-free). A live audio webcast will be available at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2113540.

A slide presentation intended for simultaneous viewing will be available the afternoon of Thursday, November 6, 2008 at www.cdnsatrad.com.

An archive of the audio webcast will be available for 90 days following the original broadcast on CSR's website at: www.cdnsatrad.com.

About Canadian Satellite Radio Holdings Inc.
Canadian Satellite Radio Holdings Inc. (TSX: XSR) operates as XM Canada(TM) and is Canada's premium digital audio entertainment and information company with the best signal coverage across the country.

With 130 digital channels of choice, XM Canada offers listeners the most unique and original Canadian and international programming, including commercial-free music channels and exclusive live concerts; exclusive sports coverage, including every NHL(TM) Game, as well as PGA Tour(TM) and Major League Baseball(TM); and the best in talk, comedy, children's and entertainment programming.

XM is the satellite entertainment leader in the automotive market and is available in 150 different vehicle models for 2008, including: Acura, Buick, Cadillac, Chevrolet, GMC, Harley Davidson, Honda, Hummer, Hyundai, Infiniti, Lexus, Nissan, Pontiac, Toyota, Saab, Saturn, Suzuki and Subaru.

XM's industry-leading products are available at consumer electronics retailers nationwide. XM programming is also available as streams of commercial-free XM music channels on TELUS Mobile Radio(TM) and Rogers(TM) Wireless Radio on Demand. XM Canada is the exclusive music channel provider on Air Canada's flights and is available in select Avis Budget Group rental vehicles.

A free seven-day trial of XM Radio Online is available at http://listen.xmradio.ca. Visit www.xmradio.ca for programming and subscription information.

To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit our website at www.cdnsatrad.com.

Forward-Looking Statements

Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although CSR believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. CSR's forward-looking statements are expressly qualified in their entirety by this cautionary statement. CSR makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as required by applicable law. Additional information identifying risks and uncertainties is contained in CSR's filings with the Canadian securities regulators, available at www.sedar.com.

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For further information, please contact:

Investors	**Media**
Morlan Reddock	Lorena Cordoba
416-408-6899	416-924-5700 Ext. 4089
investor.relations@xmradio.ca	lorena.cordoba@cohnwolfe.ca

CANADIAN SATELLITE RADIO HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
As at August 31, 2008 and 2007

	2008	2007
ASSETS		
Current assets		
Cash	$ 6,344,793	$ 9,524,931
Short term investments	11,282,146	5,281,000
Restricted investment – letter of credit	4,000,000	-
Accounts receivable	5,538,348	4,904,803
Inventory	229,597	2,462,975
Prepaid expenses and other assets	2,410,579	1,292,335
Restricted investments	6,630,744	13,043,109
	36,436,207	36,509,153
Long-term prepaids	1,381,685	1,108,980
Restricted investments	-	6,301,677
Deferred financing costs	-	4,456,280
Property and equipment	17,748,597	20,878,489
Contract rights, distribution rights and computer software	200,718,239	219,897,424
Total assets	256,284,728	289,152,003
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	20,618,164	19,822,541
Interest payable	849,059	590,315
Deferred revenue	19,926,157	10,445,788
	41,393,380	30,858,644
Long-term debt	124,856,195	107,434,473
Deferred revenue	3,588,033	3,626,134
Other long-term liabilities	2,435,481	376,316
Total liabilities	172,273,089	142,295,567
Shareholders' equity		
Share capital	314,834,565	312,948,883
Contributed surplus	39,723,905	30,129,704
Deficit	(270,546,831)	(196,222,151)
Total shareholders' equity	84,011,639	146,856,436
Total liabilities and shareholders' equity	256,284,728	289,152,003

CANADIAN SATELLITE RADIO HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the years ended August 31, 2008, 2007 and 2006

	2008	2007	2006
Revenue	**$ 39,457,043**	$ 21,244,380	$ 6,949,282
Operating expenses			
Cost of revenue	**29,085,275**	25,313,304	19,050,684
Indirect costs	**-**	-	827,125
General and administrative	**14,921,996**	16,201,717	18,465,217
Special charges	**-**	2,024,080	-
Stock-based compensation	**3,388,354**	3,143,643	23,694,846
Marketing	**26,405,645**	28,509,494	28,021,159
Amortization of intangible assets and property & equipment	**22,283,112**	22,409,443	15,914,239
	96,084,382	97,601,681	105,973,270
Loss before the undernoted	**(56,627,339)**	(76,357,301)	(99,023,988)
Interest revenue	**1,741,037**	2,491,256	2,619,481
Interest expenses	**(16,858,559)**	(15,287,703)	(8,279,303)
Revaluation of derivative	**(1,034,600)**	-	-
Foreign exchange gains (losses)	**(1,545,219)**	4,513,905	1,980,232
Net loss for the year	**(74,324,680)**	(84,639,843)	(102,703,578)
Deficit - Beginning of year	**(196,222,151)**	(111,582,308)	(8,878,730)
Deficit - End of year	**(270,546,831)**	(196,222,151)	(111,582,308)
Basic and fully diluted loss per share	**(1.55)**	(1.78)	(2.99)

CANADIAN SATELLITE RADIO HOLDINGS INC.
RECONCILIATION OF LOSS BEFORE THE UNDERNOTED
TO ADJUSTED OPERATING LOSS (UNAUDITED)

Adjusted Operating Profit (Loss) is defined as operating profit (loss) before the undernoted excluding amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of our core business operating results and improves comparability.

This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. While amortization and stock-based compensation are considered operating costs under generally accepted accounting principles, these expenses primarily represent non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by parent company are non-cash costs related to the licence application process and are not related to ongoing operations of the business. Adjusted Operating Profit (Loss) is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Profit (Loss) may not be comparable to similarly titled measures of other companies.

Adjusted Operating Profit (Loss) does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

Pre-Marketing Adjusted Operating Profit (Loss) is defined as Adjusted Operating Profit (Loss) adding back total marketing expenses. We believe that Pre-Marketing Adjusted Operating Profit (Loss) is a good measure of operating performance before investing to acquire new subscribers. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Pre-Marketing Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.

($000's)	12 Months Ended August 31,		3 Months Ended August 31,	
	2008	2007	**2008**	2007
Reconciliation of loss before the undernoted to Adjusted Operating Loss				
Loss before the undernoted	**(56,627)**	(76,357)	**(10,509)**	(18,622)
Add back non-Adjusted Operating Loss items included in Operating Loss				
Amortization	**22,283**	22,409	**5,570**	5,599
Stock-based compensation	**3,388**	3,144	**783**	736
Costs paid by parent company	**225**	205	**58**	53
Adjusted Operating Loss	**(30,731)**	(50,599)	**(4,098)**	(12,234)
Add total marketing	**26,406**	28,509	**6,114**	7,935
Pre-Marketing Adjusted Operating Profit (Loss)	**(4,325)**	(22,090)	**2,016**	(4,299)

CANADIAN SATELLITE RADIO HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended August 31, 2008, 2007 and 2006

	2008	2007	2006
Cash provided by (used in)			
Operating activities			
Net loss for the year	$ (74,324,680)	$ (84,639,843)	$ (102,703,578)
Add (deduct): Non-cash items			
Costs paid by parent company	225,395	204,905	3,049,041
Stock-based compensation expense	3,388,354	3,143,643	23,694,846
Amortization of intangible assets	19,198,931	19,278,227	14,075,636
Amortization of property and equipment	3,062,110	3,131,216	1,838,603
Accrued interest – debt	258,744	71,154	519,161
Accrued interest receivable	(678,181)	(1,266,730)	(814,774)
Interest accretion expense	814,891	690,000	373,752
Increase in other long-term liabilities	2,062,022	35,079	25,299
Revaluation of derivative	1,034,600	-	-
Writeoff of prepaid advertising	-	2,000,000	-
Unrealized foreign exchange losses (gains)	540,111	(3,634,039)	(2,098,253)
Loss on disposal of property and equipment	388,002	-	-
Net change in non-cash working capital related to operations	18,360,027	18,229,966	(206,745)
Net cash used in operating activities	(25,669,674)	(42,756,422)	(62,247,012)
Investing activities			
Payment of interest expense from restricted investments	12,927,225	14,270,438	7,396,855
Sale of short-term investments and restricted investments	19,712,324	-	-
Purchase of short-term investments and restricted investments	(29,181,793)	(5,850,000)	(41,015,595)
Purchase of property and equipment	(399,380)	(1,524,723)	(24,055,466)
Proceeds on sale of property and equipment	49,022	-	-
Rebate received on prior year purchase of computer software	-	432,157	-
Purchase of computer software	(14,917)	(83,240)	(8,570,715)
Net cash provided by (used in) investing activities	3,092,481	7,244,632	(66,244,921)
Financing activities			
Initial public offering – net of issuance costs	-	-	50,042,354
Shares issued to CSR Investments	-	-	15,000,000
Proceeds from convertible notes	19,396,445	-	-
Deferred financing costs	-	-	(5,520,032)
Proceeds from long-term debt	-	-	115,420,000
Proceeds from XM credit facility	3,062,488	-	-
Repayment of XM credit facility	(3,062,488)	-	-
Net cash provided by financing activities	19,396,445	-	174,942,322
Foreign exchange gain (loss) on cash held in foreign currency	610	(151,493)	(1,262,195)
Change in cash and cash equivalents during the year	(3,180,138)	(35,663,283)	45,188,194
Cash and cash equivalents - Beginning of year	9,524,931	45,188,214	20
Cash and cash equivalents - End of year	6,344,793	9,524,931	45,188,214
Supplemental cash flow disclosures			
Rights acquired through issuance of shares	-	-	245,152,988
Prepaid advertising purchased through issuance of equity	-	-	2,000,000
Utilization of XM credit facility	5,493,419	2,136,400	-
Convertible notes interest settled in shares	960,478	-	-